SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October 2016

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

October 26th, 2016

SUPERINTENDENCIA DEL MERCADO DE VALORES – SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with SMV Resolution for Material Events and Reserved Information and Other Communications N° 005-2014-SMV-01, Credicorp Ltd. complies with notifying you of the following Material Event.

The Board of Directors of the Company, in its meeting held today, Wednesday October 26th, 2016, has approved a new Dividend Policy for Credicorp Ltd.:

“DIVIDEND POLICY

As its Dividend Policy, the Company intends to declare and pay dividends in cash of at least 25% of the Company’s consolidated net profits based on the last audited financial accounts.

The Board of Directors shall take into consideration the following at the time of decision making to distribute dividends:

•	There being dividends declared and received from the Company’s subsidiaries.

•	The declaration and payment of dividends should not cause the Company to breach any applicable laws or adversely impact on the equity growth requirements of the Company or its subsidiaries.

•	Financial performance of the Company.

•	General business and economic-financial conditions affecting the Company.

•	Any other factors which the Board may deem relevant.

Notwithstanding the foregoing, under Bermuda law, any dividend may only be declared and paid if the Company is able to (i) pay its liabilities as they become due and (ii) the realisable value of its assets is not less than the aggregate value of its liabilities, issued share capital and share premium accounts.

The Board of Directors may in its sole discretion declare and pay a dividend below 25%, if any of the above mentioned conditions are not met.

Subject to the foregoing, it is expected that dividend payment shall be made once a year within ninety calendar days of the meeting held by the Board to approve the dividend declaration.

No interim dividends shall be paid.

This policy shall be in force as from the financial year 2016 until amended or rescinded by the Board of Directors.”

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales_	/s/ Miriam Böttger
Legal Representative	Stock Market Representative
Credicorp Ltd.	Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26th, 2016

CREDICORP LTD.
(Registrant)

By: /s/ Guillermo Morales	By: /s/ Miriam Böttger
Guillermo Morales	Miriam Böttger
Authorized Representative	Authorized Representative